Exhibit 99.3

June 23, 2026

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Newspaper Advertisement - Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the copies of the newspaper advertisement published in the Business Standard and Kannada Prabha are enclosed herewith. The same has been made available on the Company’s website at www.wipro.com.

Thanking You.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

Business Standard BENGALURU I TUESDAY, 23 JUNE 2026 ECONOMY & PUBLIC AFFAIRS 5 Rebel TMC faction ousts Mamata, picks Arup Roy as chairperson PRESS TRUST OF INDIA Kakata, 22 June In a bid to wrest control of the TMC, its rebel factionled by Leader of the Opposition Rita -brata Banerjee on Monday elected MI.A Arup Roy as chairperson, marking the sharpest challenge yet to the authority of party founder MamataBanerjee. The move signals a rebellion that began in the assembly and later spilt into Parliament has now reached the party’s organisational citadel. Addressing a byrebelMLAs,councillorsand other leaders, Banerjee said Roy was unanimously elected chairperson of the party. Former minister Aroop Biswas and Ml.As Firhad Hakim, Rathin Ghosh and Sabina Yasmin were appointed vice-chairpersons, while Rita-brata Banerjee, Javed Khan and Sandipan Saha were named general secretaries. Raghunathganj MLA Akhruzzaman Ansari was appointed treasurer. “The special session ofTMC leaders Mamata Banerjee to become chiefadvisor and members unanimously elected Arup Roy as party chairperson,” Banerjee told reporters after the meeting. imacy of the exercise, the rebel leader said the proceedings had been conductedin accordance with the party’s constitution and that details of the session would be communicated to the Election Commission. “Itisnotaboutwhatisreal or not real. We are TMC and will inform the Election Commission about today’s special session proceedings,” he said. “We have functionedand convened this special session as per the norms. I tis for the EC to decide what is wrong or the newly constituted leader -sltipwouldsoonmovetoestab -lish the party’s organisational structure at various levels. “We will soon constitute the district committees, the state unit and a panel of spokespersons,” he said. Banerjee, however, struck a conciliatory note towards Mamata Banerjee, saying she can become the rebel faction’s chief adviser if she wished. “IfMamata Banerjee wants to be the chief advisor, she is mostwelcome,” he said. 6 Sena (UBT) MPsjoin Shinde party Tiger is complete,” Maharash -tra Deputy Chief Minister Eknath Shinde on Monday welcomed six rebel Lok Sabha MPs from the Shiv Sena (UBT) into his faction,hailing them as grounded, grassroots lawmakers and true Dhumndhars (stalwarts) ofthestate. The political coup formal -ises a devastating second split in the Uddhav Thackeray-led party and comes just five days after the six lawmakers skipped a crucial parliamentary party meeting in New Delhi, which was left witha dismal attendance of just three remaining Sena (UBT) Lok SabhaMPs. The dissidents joined the ruling Shiv Sena at an event at Pratishthanin south Mumbai in the presence of its president Shinde and other senior party leaders. The Lok Sabha MPs of the Shiv Sena (UBT) who crossed over are: Sanjay Deshmukh (Yavatmal), Sanjay Jadhav (Parbhani), Sanjay Dina Patil (Mumbai North East), Nagesh Patil-Ashtikar (Hingoli), Omprakash Rajenimbalkar (Dharashiv) and Bhausaheb Wakchaure (Shirdi). “My operations are fool proof,” said Shindewhile refer -Dhurandhars ring to the six defected MPs as who are connected toground. “OperationTiger” is now complete and successful,” the Deputy CM declared while the Shiv Sena is now the second largest party in Maha -rashtra in terms of MPs. Notably, OperationTiger was the name given to the Shiv Sena’s move to engineer defections in the Thackeray camp and wean over MPs to its side. These rebel parliamentarians had won against BJP and Shiv Sena candidates in the 2024 general elections. The Shiv Sena {UBT) had bagged nineLokSabhaseatsinMaha -rashtrain2024-. The entry of the dissident MPs in the Shiv Sena is expected to give a boost to bargaining power ofShinde in the ruling coalition Mahayuti, whichalso consists of the BJP and the NCP. PTI :t4,165 er viabonds Mumbai,ll)une State-owned Indian Renewable Energy Development Agency (Ireda), Godrej Industries, Embassy Office Parks Reitandindialnfradebtcollec -tively raised f4,165 crore through bond issuances on Monday, as borrowers continue to tap the debt market amid easing funding costs and strong demand from institutional investors. Ireda raised n.soo crore through bonds maturing in three years and six months at a cut-off yield of 7.34 per cent Godrej Industries also tapped the ti,ooo bond market, raising crore via a two-part issue maturing in September 2031 and December 2031 at a cut-off annual yield of8.23 per cent, market participants said. Embassy Office Parks Reit raised crore via bonds maturingonJune22,2029, The issue was priced at par, implying a coupon of 7.49 per cent withquarterly payments. India Infradebt Ltd raised t965 crore through bonds maturing on December 23, coupon of 7.92 per cent and was priced at par with annual payments. The revival in the primary market comes after a comparatively muted activity in the first two months of2026-27 (FY27). Indian companies raised a little over t1.01trillion through the domestic bond market in April and May, down nearly 58 per cent from the year-ago period -the lowest mobilisation in the first two months of any financial year since FY23. Market participants attributed the sharp decline to elevated bond yields amid geopolitical tensions in WestAsia, which kept issuers away from the debt market In April and May, several large state-owned issuers withdrew planned bond issuances amid concerns over pricing and demand. NABARD was among the issuers that withdrew its planned bond issue. Market participants said some issuers were either unable to raise the desired amount at targeted rates or were unwilling to borrowathighyields. RBI should fix DTA-to-SEZ forex payment anomaly merchanting trade, where the goodswillmovefromone country(sayChina)andgoto anothercwntry(sayGer -many) directly, withoutthe goods touching Indian territory.Can weobtainacertifi . -cateoforiginissuedinlndia showingthesamecountryof origin(sayChina)basedon thecertifi.cateoforiginissued from the seller’s country1 Yes, butonlyasaback-to -backcertificate oforigin(non -preferential), and not.as a certificate showing Indian origin.Para293(DoftheHBP permits authorised agencies to is.sue back-to-back certificates of origin (non-preferential) for goods not oflndian origin for re-export, trans -sltipment and merchanting trade purposes. Such certificates will be issued on the basis of documentary evidence confirming the foreign country of origin, and the supporting evidence and country of origin must be explicitly mentioned on the certificate. Therefore, if the goods are of Chinese origin and move directly from Cllina toGer -manyunderamerchanting trade transaction, you may apply online through the prescribed e-CoO (certificate of origin) system to an agency listed in Appendix2E for a back-to-back non-preferential CoO showing China as the country of origin. WerefertoyaurQ&A(BS-SME Chatroom-August:18,2025), whereinyouhavedealtwith theissueofthedefinitionof ‘services’ atSection2(z) ofthe SEZAct,2005, which.require; theSEZunitstoearnforcign exchangeandthattherefore, •• salesofservicestoIITA,get paymentinforeigncurrency from ITTA units. We,asanSEZ unit,renderedcertainser -vlcestoourcustomersinDTA andreceivedpaymentinfor -eign currency. our bankers refusetocredittheforeign currencyamoonttoour’for -eign currency account’ on the grounds that the DrAbuyers hadpurchasedforeigncur rencyfromtheirbankers againstdebittotheiraccount in INR.Areourbankerscor -rectandifso, howshould we proceed? Thecondition2ofPara3.10 oftheRBIMasterDirection no.14/l015-16datedJanuaryl, 2016 (as amended) on ‘Deposits and Accounts,’ regarding SEZ units opening and maintaining ‘foreigncur -rency accounts’ says that ‘foreign exchange purchased in Indiaagainstrupeescannotbe credited to the account without prior permission from the Reserve Bank’. So, your bankers are not wrong. However, you can approach RBI through your bank.for credit of the amount to your foreign currencyaccount. Yourother option is to ask the DTA party topayyoufromtheir F.xchange Earners Foreign Currency (EEFC) account, if they have one. EEFC debits are permittedforpaymentinfor -cign exchange to a person resident in India for supply of goods or services. Anyway, the RBI and the commerce ministry should examinewhetherit makes any sense to insist that the SEZ unit must receive payment in foreign currency from IITA buyersandalsotoinsist that the foreign currency arnountpaidbytheDTA buyerscannotbecredited to yourforeigncurrencyaccount on thegroundsthattheDTA unit purchased the foreign currencyagainstINR. BwinessStandard readers’ SME queries invites related toGs1: export and import smechat@bsmail matters . You can write .in to usat— G LIFE SCIENCES RPG LIFE An •,e;aa SCIENCES Company LIMITED Ragd. office: RPG Wor1i, L24232MH2007PLC House, Mumbai 463, 400 Dr . 030 Annie . Besant Road, CIN:Tel: +9 1 69354; E-mall: info@rpgl 1 -22-6975 71 00; Web: www.rpglifesciences ifesciences.com .com; the Thursday, Members July of 23, RPG 21126 Life 1103:110 Sciences p.m Limited . through rthe Video Company’) Conferencing will C’VC’)/ be held Otlm on Df Audio-Visual Means {‘OAVM”) to transact the business as set out in the Notice of the AGM which is being circulated for convening the AGM. The Ministry of Corporate Affairs {‘MCA”) vide its Circular No. 3/2025 dated September 22, 2025 (‘MCA Circulars”) read with other relevant circulars issued from time to time has pemitted holding of AGM through VC/OAVM without the physical prnsence of Members. Further, the Securities and Exchange Board of India (“SEBI”), vide its circular d;rted October 03, 2024 {“SEBI Circulars’) has granted relaxation in respect of sending physical copies of Annual Report to Members. Accordingly, In compliance with the MCA Circulars, SEBI Circulars and relevant provisions of the Companies Act, 2013 and SEBI (Listing Obligations and DiSCIOStre Requirements) Regul;rtions, 2015, theAGM wil be heldthrrughVC/OAI/M. El11clranic diss11minalian of Nolie, and Annual R1part: In compliance with the above mentioned Circulars, the Notice of the AGM and Annual Report for FY2025-26 will be sent electronically by the Company to those Members who have registered their e-mail addresses with the Depository Participants (‘Ops”), or the Company or MUFG lntime India Private Limited, the Company’s Registrar and Share TranSfer Agent {‘RTA“J and the same will also be available on the website of the Company (www.rpgl’fssciences com). BSE Limited (www bssindia com). National Stock Exchange of India Limited (www nssindia com) and National Securities Depository Limited (www.evoting.nsdl com). Detailed procedure for attending the AGM and voting through remote e-voting and e-voting at the AGM is being provided in the Notice of AGM. Further, Members who have not registered their e-mail addresses can also attend the AGM and vote by following the procedure being provided in the Notice of AGM. In additions, pursuant to Reg\Jlation 36(1)(b) of SEBI (Listing Obligations and Diselosure Requirements) Regulations, 2015 {“Listing Regulations’) a letter will be sent to Members whose email addresses are not registered, providing the we blink where the Annual Report will be uploaded on websites. Pursuant to the above Circulars, the requirement of sending physical copies of Annual Report has been dispensed with. The Company shall send the physical copy of the Amual Report for FY 2025-26 only to those Members who specificany request for the same at cosec@rpgls.com by mentioning their Folio numbers/DP 10 and Client ID. The Annual Report along with the Notice of 19th Annual General Meeting will also be a v a i l a b l e o n t h e w e b s i t e of t h e c o m p a n y at httosJ/ BSE Lim www rggutesciences.corn/websile/annual reoorts.php the website of (ww ( w nse itedin d (www ia com .bseindia ) . and.c om), National National Securities Stock Exchange Depository of India Limited Limited Members www.evoting can attend .ns111coml and participate in the AGM through the VC/OVAM fac without attendanceshallbecountedforthepurposeofreck0ningthequorumunder1 the physical presence of the Members at a common venue and iijy only, their CIN : L1 7111TN1 969PLC005736 Regd. Office: No.1, Cooks Road, Perambur, Chennai 600 012. Website : https:lfoinnylimited.in; email : binny@binnyltd.in; T: 044 -2662 1053. STATEMENT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTH ENDED 31ST DECEMBER 2025 (INRinlakhs) WIPRO LIMITED Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035. Tel: +91-80-2844 0011: CIN: L32102KA1945PLC020800 Website: www.wipro.com; E-mail: corp-secretarial@wipro.com NOTICE OF THE 801” ANNUAL GENERAL MEETING OF WIPRO LIMITED Notice is hereby given that the B()lh Annual General Meeting eAGM”) of Wipro Limited (‘Company’) will be held on Wednesday, July 15, 2026 at 9 AM 1ST through video conferencing (“VC”) to transact the business, that is set forth in the Notice of the AGM, in compliance with the applicable provisions of the Companies Act, 2013 (“Act”), the General circular nos.14/2020 dated April 8, 2020, and subsequent circulars issued in this regard, the latest being 03/2025 dated September 22, 2025, issued by the Ministry of Corporate Affairs (“MCA”), and under SEBI {Listing Obligations and Disclosure Requirements) Regulations, Electronic copies 2015 of (“Listing the Notice Regulations”), of the 80lh AGM, and relevant procedure SEBI and circulars instructions issued for from e-voting time- to and -time the. Integrated Annual Report for the Financial Year 2025-26 has been sent on June 22, 2026, to all those Members whose e-mail addresses are registered with the Further, Company/Depositories, in accordance with as Regulation on the cut 36(1)(b) -off date of i. ethe ., June SEBI 12, Listing 2026 . Regulations, a letter providing the web-link and QR code for accessing the Integrated Annual Report, including the exact path, for accessing the Integrated Annual Report 2025-26 is llle being Notice sent to of only the those 8()1h Members AGM and who Integrated have not Annual registered Report their for e -the mail financial address year with the 2025 Company -26 are also or the made Depositories available . on the Company’s website at https://www.wipro.com/investors/annual-reports/, websites of the Stock Exchanges i.e., BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of llle Company’s Company Registrar is providing and Share the facility Transfer to its Agent, Members KFin to Technologies exercise their Limited right to at vote https://evoting on the business .kfintech as.com set .forth in the Notice of the 1.Members 8()1h AGM by may electronic access means the through platform both to remote attend e -voting the 801h and AGM e-voting through at the AGM VC. All or Members watch the are informed live web that: -cast at 2.https·/Jwww The instructions .wipro for com/investors/AGM participating through -2026/ VC by and using the their process DP ID of- remote Client ID/Folio e-voting, no including ., as applicable, the manner as login in credentials which Members . holding shares in physical form or who have not registered their e-mail addresses can cast their vote through remote e-voting, are provided as part of the Notice of the 8()1h AGM. 3. Members whose names appear in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date of Wednesday, July 8, 2026, shall only be entitled to avail the remote e-voting facility or 4. Remote vote, as e the -voting case shall may, commence at the AGM .at 9 AM 1ST on Saturday, July 11, 2026, and ends at 5 PM 1ST on Tuesday, July 14, 2026. Remote e-voting shall not be allowed beyond 5 PM 1ST on Tuesday, July 14, 2026 and once the vote on a resolution 5. is Members cast by the who Member, have cast the their Member vote shall by remote not be e allowed -voting prior to change to the itAGM subsequently may attend . the AGM through VC, but shall not be entitled to cast their vote again. Members who have not cast their vote through remote e-voting and are present in the AGM 6. through Members VC, who shall have be eligible not registered to vote through their e- mail e-voting address at the are AGM requested . to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s). In respect of shares held in physical form, Members may register their e-mail address by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited at Selenium Building, Tower-8, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India—500 032, along with the duly filled in Form ISR-1 and requisite supporting 7.documents, The voting rights details of of the which shareholders are made available shall be in at proportion https:l/www to.wipro the equity .com/investors/lags/ shares held by . them in the paid-up equity share capital of the Company. Shareholders participating through VC facility shall be reckoned for the purpose of quorum under 8. For Section queries 103 regarding of the Companies e-voting: Act, 2013. a) Members 4holding securities in physical form and non-individual Members may contact KFintech at the toll-free No. 1800-309 -001 or contact Ms. Swati Reddy, Manager, KFintech write to them einward.ris@kfintech.com and b) evoting@kfintech Individual Members .com holding for any shares clarifications through . NSDL, may contact NSDL helpdesk by writing to evoting@nsdl.com or c) calling Individual the tollMembers -free no.: 1800 holding -10-20990 shares . through CDSL, may contact CDSL helpdesk by writing to d)helpde5k Members. evoting@cd5lindia who are voting through .com or the calling facilities the toll provided -free no .by : 1800 their21 Depository -09911. Participants, may contact their respective Depository Participants on their helpline/contact details. 9. For any query/clarification or assistance required with ri l respectto wip . mthe . AGM or the Integrated Annual Report for the financial year 2025-26, Members may write to coro-secreta a@ roco

23.06.2026 wipro Tel: +91-2844 0011, CIN: L32102KA1945PLC020800 Website: www.wipro.com; Email: Corp-secretarial@wipro.com